Filed by Eli Lilly and Company

pursuant to rule 425 under the Securities Act of 1933, as amended

Subject Company: Eli Lilly and Company

Commission File No.: 001-06351

Eli Lilly and Company Announces Plan for Divestiture of its Remaining Interest in Elanco Animal Health

The present press release is solely addressed to Eli Lilly and Company shareholders who are qualified investors and whose shares are registered through Euroclear France

Eli Lilly and Company (“Lilly”) (Paris: LLY), an Indiana corporation listed on the New York Stock Exchange (the “NYSE”) and on the professional segment of Euronext Paris announced on February 8, 2019 its intention to divest its remaining interest in Elanco Animal Health Incorporated (“Elanco”) (NYSE: ELAN), an Indiana corporation listed on the NYSE, through an exchange offer.  Elanco, formerly Lilly’s animal health business, completed its initial public offering in September 2018.

Description of the transaction

In the exchange offer, Lilly shareholders can exchange all, some or none of their shares of Lilly common stock for shares of Elanco common stock owned by Lilly, subject to possible proration as described below.

Following completion of the exchange offer, assuming all shares of Elanco common stock owned by Lilly are distributed pursuant to the exchange offer, Lilly will no longer have any ownership interest in Elanco, and Elanco will be an independent public company.

The exchange offer is voluntary for Lilly shareholders.  No action is necessary for Lilly shareholders that choose not to participate, who retain their existing Lilly shares.

Lilly does not intend to delist its common stock from the professional segment of Euronext Paris as a result of the exchange offer.

Terms of the Exchange Offer

The exchange offer is expected to launch on February 8, 2019 and to remain open for a period of at least 20 business days. Unless the exchange offer is extended or terminated by Lilly, the exchange offer will expire at 12:00 midnight, New York City time, at the end of the day on March 8, 2019.

Lilly shareholders who are qualified investors and whose shares are held through Euroclear France, who wish to tender their shares of Lilly common stock and whose shares are accepted in the exchange offer will be entitled to receive shares of Elanco common stock.

Shares of Elanco common stock are only listed on the NYSE and will not be listed on Euronext Paris.

The exchange offer will be governed by U.S. law and will be submitted to the sole supervision of the U.S. Securities and Exchange Commission (the “SEC”).

Lilly owns 293.29 million shares of Elanco common stock, which represents approximately 80.2 percent of the outstanding common stock of Elanco. The largest possible number of shares of Lilly common stock that will be accepted in the exchange offer equals 293.29 million divided by the final exchange ratio, as described below.  Because the exchange offer is subject to proration if it is oversubscribed, the number of shares of Lilly common stock that Lilly accepts in the exchange offer may be less than the number of shares tendered. If the exchange offer is undersubscribed, Lilly would exchange less than 293.29 million shares of Elanco common stock.  In that case, Lilly would continue to own an interest in Elanco and, depending on the number of shares of Elanco common stock distributed in the exchange offer, Lilly could retain voting control of Elanco with respect to, among other things, the election of directors.  If Lilly continues to own an interest in Elanco after the exchange offer, Lilly intends to conduct additional exchange offers or declare and pay a special dividend of Elanco common stock to all Lilly shareholders to complete the disposition of its Elanco shares.

Fractional shares of Elanco common stock will not be distributed in the exchange offer.  Computershare Trust Company, N.A., acting as agent for the tendering Lilly shareholders otherwise entitled to receive a fractional share of Elanco common stock, will aggregate all fractional shares that would otherwise have been required to be so distributed and cause them to be sold on the open market.  Such tendering shareholders will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these shares in accordance with their fractional interest in the aggregate number of shares sold.

Determining the Exchange Ratio

The  exchange offer is designed to permit Lilly shareholders to exchange their shares of Lilly common stock for shares of Elanco common stock at a 7% discount, subject to an upper limit of 4.5262 shares of Elanco common stock per share of Lilly common stock.  The upper limit ensures that any unusual or unexpected decrease in the trading price of Elanco common stock, relative to the trading price of Lilly common stock, during the exchange offer period would not result in an unduly high number of shares of Elanco common stock being exchanged for each share of Lilly common stock accepted in the exchange offer.

If the upper limit is not in effect, for each $100 of shares of Lilly common stock accepted in the exchange offer, tendering shareholders would receive approximately $107.53 of Elanco common stock. These values will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAPs”) of Lilly common stock and Elanco common stock on the NYSE during the three consecutive trading days (the “Averaging Period”) ending on and including the second trading day preceding the expiration date of the exchange offer, which are currently expected to be March 4, 5 and 6, 2019, if the exchange offer is not extended or terminated.

The final exchange ratio, reflecting the number of shares of Elanco common stock that tendering shareholders will receive for each share of Lilly common stock accepted in the exchange offer, will be announced by press release by 9:00 a.m. New York City time on the trading day immediately preceding the expiration date of the exchange offer.  The final exchange ratio, when announced, and a daily indicative exchange ratio beginning at the end of the third trading day of the exchange offer period, also will be available at www.lillyexchangeoffer.com.(1)

Methods for presenting Lilly common stock to the Exchange Offer and centralization procedure

Holders of shares of Lilly common stock who are qualified investors, whose shares are registered through Euroclear France and who would like to participate in the exchange offer should contact their financial intermediaries for instructions on how to participate in the exchange offer, the deadlines that may be applicable to them, and any potential fees they may incur should they elect to participate. The exchange offer will not be centralized in France.

Lilly shareholders who are qualified investors and whose shares are registered through Euroclear France who wish to tender their shares will need to comply with specific procedures. Because of the exchange offer timeline, as well as specific internal procedures and deadlines imposed by financial intermediaries on their clients in order for such financial intermediaries to comply with the regulatory timeline for the offer, it is possible that Lilly shareholders who are qualified investors and whose shares are registered through Euroclear France who decide to participate in the exchange offer might not know the exchange ratio of the offer when they tender their shares and might not be granted the opportunity to withdraw their tender within the set deadlines.

Conditions to the Exchange Offer

Lilly is not required to complete the exchange offer unless various conditions are satisfied, including that at least 146,645,000 shares of Elanco common stock will be distributed in exchange for shares of Lilly common stock that are validly tendered in the exchange offer and that Lilly receives the opinion described below under “Tax”.  All conditions to the completion of the exchange offer must be satisfied or, where legally permitted, waived by Lilly before the

(1)  To help illustrate the way these calculations will work, below are two examples:

Example 1: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $119.2065 per share of Lilly common stock and $29.3636 per share of Elanco common stock, the upper limit of 4.5262 would not apply, and a tendering shareholder would receive 4.3652 shares ($119.2065 divided by 93% of $29.3636) of Elanco common stock for each share of Lilly common stock accepted in the exchange offer. In this example, the upper limit of 4.5262 shares of Elanco common stock for each share of Lilly common stock would not apply.

Example 2: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $131.1272 per share of Lilly common stock and $29.3636 per share of Elanco common stock, the upper limit of 4.5262 would be in effect and a tendering shareholder would only receive 4.5262 shares of Elanco common stock for each share of Lilly common stock accepted in the exchange offer because the upper limit is less than 4.8018 shares ($131.1272 divided by 93% of $29,3636) of Elanco common stock for each share of Lilly common stock.

expiration of the exchange offer, and are described in more detail in the Offer Documents (described below).

Tax

The completion of the exchange offer is conditioned upon, among other things, the receipt by Lilly of the opinion of its tax counsel, to the effect that the exchange offer will qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, and that, for U.S. federal income tax purposes, except with respect to the receipt of cash in lieu of fractional shares, U.S. tax resident holders of Lilly common stock will recognize no gain or loss upon the receipt of shares of Elanco common stock in the exchange offer.

Lilly shareholders resident in France are encouraged to consult their tax advisers before deciding to participate in the exchange offer and to consider their specific situation.

Important information regarding this press release

This press release is only for use in France, and more particularly, for Lilly shareholders who are qualified investors and whose shares are held through Euroclear France. This press release must not in any circumstances be delivered, distributed or sent outside of France.

The distribution of this press release, the acceptance of the exchange offer and the settlement of the Lilly shares validly tendered in the exchange offer may be subject to specific regulations or restrictions in certain jurisdictions.

This press release is not an offer to sell or exchange or an offer or the solicitation of an offer to purchase securities in any country where such an offer or solicitation is illegal. Any exchange offer will be made only by means of the Offer Documents. No exchange offer will be made or be available to any persons who are directly or indirectly subject to such offer, exchanging or selling restrictions, and tenders of Lilly shares will not be accepted from any country where the exchange offer is restricted. Persons in possession of this release should inquire about, and comply with, all restrictions that may be applicable in their jurisdiction. Lilly shall not be liable for any breach or failure to comply with applicable law or regulations by any person.

The Autorité des Marchés Financiers (the “AMF”) general regulation (Règlement général de l’Autorité des Marchés Financiers) will not apply to the exchange offer.

This press release is only a summary of certain material terms and conditions of the exchange offer.  Before deciding to tender their shares in the exchange offer, Lilly shareholders should ensure that they have carefully reviewed all information prepared and provided by Lilly and Elanco relating to the exchange offer and to the contemplated transactions and are encouraged to consult their tax, legal or financial advisors before deciding to tender their shares in the exchange offer.

Pursuant to U.S. securities laws, the following documents (the “Offer Documents”) have been or are expected to be filed with the SEC in connection with the exchange offer: Elanco has filed a Registration Statement on Form S-4, and Lilly has filed a Tender Offer Statement on Schedule TO. The Registration Statement and the Schedule TO, when filed with the SEC, will include a description of the terms of the proposed exchange offer. Copies of the Offer Documents, when available, can be obtained at no cost by Lilly shareholders upon oral or written request to the information agent, Georgeson LLC, at 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or by calling 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.).  In order to receive timely delivery of those materials, you must make your requests no later than five business days before expiration of the exchange offer. The final versions of the Offer Documents will also be made available on the website of the SEC: www.sec.gov.

About Eli Lilly and Company

Lilly is a global healthcare leader that unites caring with discovery to create medicines that make life better for people around the world. We were founded more than a century ago by a man committed to creating high-quality medicines that meet real needs, and today we remain true to that mission in all our work. Across the globe, Lilly employees work to discover and bring life-changing medicines to those who need them, improve the understanding and management of disease, and give back to communities through philanthropy and volunteerism.  .

About Elanco

Established in 1954, Elanco provides comprehensive products and knowledge services to improve animal health and food-animal production in more than 70 countries around the world. Elanco supports the beef, dairy, poultry, swine and aquaculture industries, and offers a robust product portfolio for companion animals.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements about Lilly and Elanco that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the SEC, the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Additional Information and Where to Find It:

This document is for informational purposes only and is neither an offer to buy, sell or exchange nor the solicitation of an offer to buy, sell or exchange any securities. If the exchange offer is commenced, and there can be no assurances that the exchange offer will be commenced on the terms described in this document or at all, the terms and conditions of the exchange offer will be more fully described in the registration statement to be filed by Elanco with the SEC and a Schedule TO to be filed by Lilly with the SEC. The prospectus, which will be included in the registration statement, will contain important information about Lilly, Elanco, the planned separation of Elanco from Lilly and related matters. Lilly will mail the prospectus to its shareholders. Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC by Lilly and Elanco, if and when they become available and before making any investment decision. None of Lilly, Elanco, or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer. Investors will be able to obtain a free copy of the prospectus and other related documents filed with the SEC by Lilly and Elanco at the SEC’s website at www.sec.gov. Those documents also may be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com.

Contacts:

J. Scott MacGregor; jsmacgregor@lilly.com; 317-440-4699 (Media)

Kevin Hern; hern_kevin_r@lilly.com; 317-277-1838 (Investor Relations)